AMENDMENT, DATED AS OF SEPTEMBER 8, 2022, OF THE OPERATING AGREEMENT, DATED AS OF MAY 1, 2016, OF NEXT BOATWORKS LLC

STATEMENT OF BACKGROUND

1) On May 1, 2016, Dennis Loebs and Benjamin Booth signed the operating agreement (the "Operating Agreement") of Next Boatworks LLC (the "LLC"). The date of the Operating Agreement is May 1, 2016. Under the Operating Agreement, they agreed to form the LLC as a Delaware LLC for the purpose of designing, manufacturing, marketing, and selling coastal rowing boats, and they agreed to be the LLC's two members and managers under the terms of that agreement.

2) On May 5, 2016, Dennis Loebs and Benjamin Booth formed the LLC by causing the filing of a certificate of formation with the Delaware Secretary of State, and on that date, the LLC was formed. A copy of that certificate of formation is attached to this amendment (the "Amendment") as Exhibit A.

3) Immediately before the parties whose names are set forth below sign this Amendment, Dennis Loebs and Benjamin Booth will be the only members and managers of the LLC.

4) However, under the terms set forth below:

   a) Sinead FitzGibbon, Dennis Loebs' wife, is willing to become a member and manager of the LLC and Dennis Loebs and Benjamin Booth want her to become a member.

   b) The Loebs Living Trust is willing to become an assignee of the LLC, and Dennis Loebs, Benjamin Booth and Sinead FitzGibbon want him to become an assignee.

   c) Ed Bulgin is willing to become an assignee of the LLC, and Dennis Loebs, Benjamin Booth and Sinead FitzGibbon want him to become an assignee.

5) The LLC's members have accepted investments from one or more non-member investors and may accept additional investments in the future on terms to be determined by the LLC's managers.

TERMS AND CONDITIONS

Section 1. Admission of Sinead FitzGibbon as member. Dennis Loebs and Benjamin Booth hereby agree to admit Sinead FitzGibbon as a manager and member of the LLC and to admit the Loebs Living Trust and Ed Bulgin as assignees of the LLC.

Section 2. Terms of Sinead FitzGibbon's membership. The same member and manager terms shall apply to Sinead FitzGibbon under the Operating Agreement as those applicable to Dennis Loebs and Benjamin Booth.

Section 3. Sinead Fitzgibbon's agreement. FitzGibbon hereby agrees to become a member and manager of the LLC under the above terms, and she agrees that, in exchange for her LLC membership rights, she has made or will make a cash contribution to the LLC in the amount of $88,000.

Section 4. Effective date of Sinead Fitzgibbon's admission as member. Sinead FitzGibbon's admission as a member and manager of the LLC shall be effective immediately after she has signed and dated this Amendment, after she has made the above contribution, and after all of the parties to the Amendment have signed and dated the Amendment.

Section 5. Sinead Fitzgibbon's sharing percentage. Sinead FitzGibbon shall be entitled to share in the profits of the LLC as set forth below.

Section 6. Ed Bulgin's admission as an assignee. Ed Bulgin is willing to become an assignee of the LLC under the Operating Agreement in exchange for a cash contribution of $35,000 to the LLC. Ed Bulgin's only right as an assignee shall be the right to share in the LLC's income and losses as set forth below.

Section 7. Effective date of Ed Bulgin's admission as an assignee. Ed Bulgin's admission as an LLC assignee shall be effective immediately after he has signed and dated this Operating Agreement and has made the above cash contribution and after all the parties to the Amendment have signed and dated it.

Section 8. Loebs Living Trust admission as an assignee. The Loebs Living Trust is willing to become an assignee of the LLC under the Operating Agreement in exchange for a cash contribution of $220,000 to the LLC. The Loebs Living Trust's only right as an assignee shall be the right to share in the LLC's income and losses as set forth below.

Section 9. Effective date of Loebs Living Trust's admission as assignee. The Loebs Living Trust's admission as an assignee shall be effective immediately after he has signed and dated this Operating Agreement and has made the above cash contribution and after all the other parties to this Amendment have signed and dated it.

Section 10. Contribution amounts. The amounts that the members and assignees have contributed to the LLC before the Effective Date or that they are obligated to contribute to the LLC promptly after the Effective Date of the Amendment (as defined below) are as follows:

a) Dennis Loebs: $1,185,318

b) Benjamin Booth: $[illegible]000

c) Sinead FitzGibbon: $88,000

d) Loebs Living Trust: $220,000

e) Ed Bulgin: $35,000

Section 11. [illegible]ring percentages. The following members and assignees of the LLC shall be entitled to the following shares of the LLC's income:

a) Dennis Loebs: 75%

b) Benjamin Booth: 10%

c) Sinead FitzGibbon: 5%

d) Loebs Living Trust: [illegible]%

e) Ed Bulgin: 1.5%

Section 12. Members' and assignees' sharing of LLC losses. The LLC's members and assignees shall share in its losses in proportion to their respective shares of aggregate contributions to the LLC.

Section 13. Future investments in the LLC. From time to time, the LLC has accepted, and it may accept in the future, investments in the LLC from one or more individuals or entities under investment terms approved by majority vote of the then manager-members of the LLC. In determining these terms, the -members have had and shall have duties of care and loyalty toward the LLC's assignees.

Section 14. Member and LLC Changes of Address.

a) The mailing address of Benjamin Booth is now: 15 Smith's Way, South Dartmouth, MA 02748

b) The mailing address of Dennis Loebs is now: 329 Town Line Road, Sag Harbor, NY 11963

c) The mailing address of Next Boatworks LLC is now: 33 Broadcommon Road, Unit 5, Bristol, RI 02809

Section 15. Effective Date of this Amendment. The date on which this Amendment shall be effective (the "Effective Date") shall be the date on which all of the individuals whose names are set both below have signed and dated it.

Section 16. Conflicts between Amendment and Operating Agreement. If there is any conflict between the terms of this Amendment and the terms of the Operating Agreement, the terms of this Amendment shall prevail.

Section 17. Amendment is only amendment. The parties agree that as of the Effective Date, this Amendment will be the only amendment of the Operating Agreement.

Section 18. Extent of binding effect of Operating Agreement. Except as provided by this Amendment, the terms of the Operating Agreement, including its dispute resolution terms, shall govern the LLC and its members and managers.

Section 19. Filing of Amendment. On or promptly after the Effective Date, the managers shall file this Amendment, signed and dated by the parties, in the LLC's records and shall provide copies of the signed and dated Amendment to the parties.

Section 20. Representation by attorney John Cunningham. The parties acknowledge that with respect to this Amendment and all other documents and transactions relating to the LLC, Attorney John Cunningham has represented and will continue to represent only the LLC and not any other individual or entity.

Section 21. Liability of members, managers and assignees for LLC obligations. The LLC 's members, managers and assignees shall have no liability for any obligation of the LLC merely because of being members, managers or assignees of the LLC and shall be liable for obligations of the LLC only to extent of any relevant participation by them in the LLC's management.

AGREED:

Dennis Loebs — Sep 13, 2022

Dennis Loebs (date)

Benjamin Booth — Sep 15, 2022

Benjamin Booth (date)

Sinéad FitzGibbon — Sep 10, 2022

Sinead FitzGibbon (date)

Thomas Loebs — Sep 13, 2022

Thomas Loebs on behalf of the Loebs Living Trust (date)

Ed Bulgin — Sep 9, 2022

Ed Bulgin (date)

Signature: Ed Bulgin
Ed Bulgin (Sep 9, 2022 10:01 EDT)
Email: ed@bulgininc.com

Signature: Sinéad FitzGibbon
Email: sineadfitz@me.com

Signature: Thomas loebs
Thomas loebs (Sep 13, 2022 17:52 EDT)
Email: lucyandtom@me.com

Signature: Dennis Loebs
Dennis Loebs (Sep 13, 2022 18:34 EDT)
Email: dennis@nextboatworks.com

Signature:
Ben Booth (Sep 15, 2022 10:52 EDT)
Email: ben@nextboatworks.com

AMENDMENT to LLC Agr 2022.09.08

Final Audit Report 2022-09-15

Created:	2022-09-09
By:	Dennis Loebs (dennis@consultbluesquare.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA8ZJHOBv_w9JzPp4Oup0Y5jTFDhS7PF17

"AMENDMENT to LLC Agr 2022.09.08" History

Document created by Dennis Loebs (dennis@consultbluesquare.com)
2022-09-09 - 12:13:28 PM GMT- IP address: 23.249.43.80

Document emailed to ed@bulgininc.com for signature
2022-09-09 - 12:22:49 PM GMT

Email viewed by ed@bulgininc.com
2022-09-09 - 12:38:16 PM GMT- IP address: 104.28.56.8

Signer ed@bulgininc.com entered name at signing as Ed Bulgin
2022-09-09 - 2:01:29 PM GMT- IP address: 204.156.167.18

Document e-signed by Ed Bulgin (ed@bulgininc.com)
Signature Date: 2022-09-09 - 2:01:30 PM GMT - Time Source: server- IP address: 204.156.167.18

Document emailed to Sinéad FitzGibbon (sineadfitz@me.com) for signature
2022-09-09 - 2:01:33 PM GMT

Email viewed by Sinéad FitzGibbon (sineadfitz@me.com)
2022-09-10 - 0:27:11 AM GMT- IP address: 172.226.196.4

Document e-signed by Sinéad FitzGibbon (sineadfitz@me.com)
Signature Date: 2022-09-10 - 8:17:16 PM GMT - Time Source: server- IP address: 67.82.108.93

Document emailed to lucyandtom@me.com for signature
2022-09-10 - 8:17:18 PM GMT

Email viewed by lucyandtom@me.com
2022-09-11 - 2:25:02 AM GMT- IP address: 146.75.244.1

Signer lucyandtom@me.com entered name at signing as Thomas loebs
2022-09-13 - 9:52:22 PM GMT- IP address: 69.112.201.147

Document e-signed by Thomas loebs (lucyandtom@me.com)

Signature Date: 2022-09-13 - 9:52:23 PM GMT - Time Source: server- IP address: 69.112.201.147

Document emailed to dennis@nextboatworks.com for signature

2022-09-13 - 9:52:25 PM GMT

Email viewed by dennis@nextboatworks.com

2022-09-13 - 10:31:05 PM GMT- IP address: 23.249.43.80

Signer dennis@nextboatworks.com entered name at signing as Dennis Loebs

2022-09-13 - 10:34:15 PM GMT- IP address: 23.249.43.80

Document e-signed by Dennis Loebs (dennis@nextboatworks.com)

Signature Date: 2022-09-13 - 10:34:17 PM GMT - Time Source: server- IP address: 23.249.43.80

Document emailed to ben@nextboatworks.com for signature

2022-09-13 - 10:34:18 PM GMT

Email viewed by ben@nextboatworks.com

2022-09-15 - 2:41:32 PM GMT- IP address: 172.58.227.149

Signer ben@nextboatworks.com entered name at signing as Ben Booth

2022-09-15 - 2:52:09 PM GMT- IP address: 172.58.227.149

Document e-signed by Ben Booth (ben@nextboatworks.com)

Signature Date: 2022-09-15 - 2:52:11 PM GMT - Time Source: server- IP address: 172.58.227.149

Agreement completed.

2022-09-15 - 2:52:11 PM GMT